UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 67642/ August 13, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14942

In the Matter of

                                     :

SEI HOLDINGS, INC. (n/k/a STONELEIGH   :
   REALTY INVESTORS, LLLP),   :   ORDER MAKING FINDINGS AND
VOORHEES ACQUISITION CORP.,   :   REVOKING REGISTRATIONS BY
WELLSTEAD INDUSTRIES, INC.,   :   DEFAULT AS TO SIX
WERDSTON HOLDING, INC.,   :   RESPONDENTS
WINGATE GOVERNMENT MORTGAGE :
   PARTNERS II LP,   :
WINGATE HOUSING PARTNERS, LTD., and :
WINTHROP INTERIM PARTNERS I L.P.   :

          The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on July 9, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Voorhees Acquisition Corp. (Voorhees), Wellstead Industries, Inc. (Wellstead), Werdston Holding, Inc. (Werdston), Wingate Government Mortgage Partners II LP (Wingate Government), Wingate Housing Partners, Ltd. (Wingate Housing), and Winthrop Interim Partners I L.P. (Winthrop) (collectively, Respondents) have repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.[1]

         The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP by July 13, 2012. See 17 C.F.R. § 201.141(a)(2)(ii). To date, Respondents have not filed Answers, which were due ten days after service of the OIP. OIP at 3; 17 C.F.R. §§ 201.160, .220(b). On August 1, 2012, Respondents were ordered to show cause, by August 8, 2012, why the registrations of their securities should not be revoked by default. A telephonic prehearing conference is currently scheduled for August 15, 2012.

         Respondents are in default for failing to file Answers, respond to the order to show cause, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). Accordingly, as

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[1] SEI Holdings, Inc. (n/k/a Stoneleigh Realty Investors, LLLP), remains in this proceeding.

authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

Voorhees (CIK No. 1293323) is a Delaware corporation located in Garden City, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Voorhees is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2006, which reported a net loss of over $1,900 between the company's inception on May 6, 2004, and March 31, 2006.

Wellstead (CIK No. 769626) is a void Delaware corporation located in Boston, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Wellstead is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1995, erroneously filed under cover of Form NTN-10Q, which reported a net loss of $830,000 for the prior nine months.

Werdston (CIK No. 1374137) is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Werdston is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10 registration statement on September 21, 2006, which reported a net loss of $421 for the period between the company's inception on March 28, 2006, and June 30, 2006.

Wingate Government (CIK No. 847324) is a Massachusetts limited partnership located in Boston, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Wingate Government is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1997.

Wingate Housing (CIK No. 701745) is a California limited partnership located in Boston, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Wingate Housing is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1997, which reported a net loss of over $65,000 for the prior six months.

Winthrop (CIK No. 718535) is a forfeited Maryland limited partnership located in Cambridge, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Winthrop is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1999, which reported a net loss of over $25,000 for the prior nine months.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

**ORDER**

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Voorhees Acquisition Corp., Wellstead Industries, Inc., Werdston Holding, Inc., Wingate Government Mortgage Partners II LP, Wingate Housing Partners, Ltd., and Winthrop Interim Partners I L.P., is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge